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Exhibit 21.1

SUBSIDIARIES OF DEMANDTEC, INC.

Name	State/Jurisdiction of Incorporation
DemandTec Software Solutions Ltd.	United Kingdom
DemandTec France SARL	France
DemandTec Japan K.K.	Japan
DemandTec Software Private Limited	India
Demand Better, Inc.	Delaware
Connect3 Systems, Inc.	California
M-Factor, Inc.	Delaware

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  Exhibit 21.1
SUBSIDIARIES OF DEMANDTEC, INC.